UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Surgery Partners, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

86881A 100

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A100	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons BCPE Seminole Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,708,102 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,708,102 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,708,102 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person PN

CUSIP No. 86881A100	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons BCPE Seminole Holdings II Intermediate, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,055,197 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,055,197 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,055,197 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.8%
14.	Type of Reporting Person PN

CUSIP No. 86881A100	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons BCPE Seminole Holdings III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,232,353 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,232,353 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,232,353 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person PN

CUSIP No. 86881A100	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons BCPE Seminole Holdings IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,951,320 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,951,320 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,320 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person PN

CUSIP No. 86881A100	13D	Page 6 of 8 Pages

This Amendment No. 8 relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Surgery Partners, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP on September 8, 2019, as amended by Amendment No. 1 filed on December 15, 2017, Amendment No. 2 filed on February 12, 2021, Amendment No. 3 filed on May 19, 2021, Amendment No. 4 filed on November 15, 2021, Amendment No. 5 filed on November 23, 2022 , Amendment No. 6 filed on December 27, 2022 and Amendment No. 7 filed on March 3, 2023 (the “Initial Statement” and, as further amended by this Amendment No. 8, the “Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

December 2023 Secondary Offering

On December 14, 2023, in connection with a registered secondary public offering (the “December 2023 Secondary Offering”) of Common Stock, BCPE Seminole and BCPE Seminole II, together with the other selling stockholders named therein, entered into an underwriting agreement (the “December 2023 Underwriting Agreement”) with the Issuer and Jefferies LLC (the “December 2023 Underwriter”). Pursuant to the December 2023 Underwriting Agreement, the selling stockholders agreed to sell to the December 2023 Underwriter, and the December 2023 Underwriter agreed to purchase from the selling stockholders, subject to and upon the terms and conditions set forth therein, an aggregate of 8,000,000 shares of Common Stock at a price of $33.44 per share. The December 2023 Secondary Offering closed on December 19, 2023.

December 2023 Lock-up Agreement

In connection with the December 2023 Secondary Offering, BCPE Seminole and BCPE Seminole II entered into a lock-up agreement (the “December 2023 Lock-Up Agreement”) with the December 2023 Underwriter. Under the December 2023 Lock-Up Agreement, BCPE Seminole and BCPE Seminole II agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock for 45 days after December 14, 2023.

The foregoing descriptions of the December 2023 Underwriting Agreement and the December 2023 Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the December 2023 Underwriting Agreement, which includes the form of the December 2023 Lock-up Agreement as an exhibit, and which is incorporated by reference to Item 7.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

CUSIP No. 86881A100	13D	Page 7 of 8 Pages

(a)-(b)

As of the date hereof, BCPE Seminole holds 10,708,102 shares of Common Stock, representing approximately 8.5% of the issued and outstanding shares of Common Stock, BCPE Seminole II holds 30,055,197 shares of Common Stock, representing approximately 23.8% of the issued and outstanding shares of Common Stock, BCPE Seminole III holds 4,232,353 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock, and BCPE Seminole IV holds 4,951,320 shares of Common Stock, representing approximately 3.9% of the outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Statement, the Reporting Persons may be deemed to beneficially own an aggregate of 49,946,972 shares of Common Stock, representing approximately 39.5% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 126,488,626 shares of Common Stock issued and outstanding as of September 30, 2023, as reported by the Issuer in the prospectus supplement relating to the December 2023 Secondary Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on December 14, 2023.

(c)

On December 19, 2023, pursuant to the December 2023 Underwiring Agreement, BCPE Seminole and BCPE Seminole II sold 1,706,257 and 6,120,613 shares of Common Stock, respectively, at a price of $33.44 per share in the December 2023 Secondary Offering.

Additionally, in connection with the consummation of the December 2023 Secondary Offering, on December 19, 2023, BCPE Seminole distributed 474,407 shares of Common Stock to certain partners and other employees of the Bain Capital Entities. The partners and other employees of the Bain Capital Entities that received shares of Common Stock from the distribution made charitable contributions of the shares of Common Stock.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 6 of the Statement:

The descriptions of the December 2023 Underwriting Agreement and the December 2023 Lock-Up Agreement in Item 4 above are hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed As Exhibits.

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit No .	Description

Exhibit 11	Underwriting Agreement, dated December 14, 2023 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 18, 2023)

CUSIP No. 86881A100	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2023	BCPE Seminole Holdings LP
By: BCPE Seminole GP LLC its general partner

By: Bain Capital Investors, LLC its sole member

	By:	/s/ Andrew T. Kaplan
Name: Andrew T. Kaplan Title: Partner

BCPE Seminole Holdings II Intermediate, LP
By: BCPE Seminole GP II LLC its general partner

By: Bain Capital Investors, LLC its sole member

	By:	/s/ Andrew T. Kaplan
Name: Andrew T. Kaplan Title: Partner

BCPE Seminole Holdings III, L.P.
By: BCPE Seminole GP III LLC its general partner

By: Bain Capital Investors, LLC its sole member

	By:	/s/ Andrew T. Kaplan
Name: Andrew T. Kaplan Title: Partner

BCPE Seminole Holdings IV, L.P.
By: BCPE Seminole GP LLC its general partner

By: Bain Capital Investors, LLC its sole member

	By:	/s/ Andrew T. Kaplan
Name: Andrew T. Kaplan Title: Partner